Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

May 17, 2023

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palmer Square Opportunistic Income Fund (File Nos. 333-196094 and 811-22969) (the “Registrant”)

Dear Ms. Hamilton:

This letter responds to comments you provided in a telephonic conversation with me on Friday, May 5, 2023, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Registrant’s filings. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

1.	Comment: The Staff notes the statements below included in Note 11 in the “Notes to Consolidated Financial Statements” in the July 31, 2022 Form N-CSR filing (the “Annual Report”). Please supplementally explain the reason for a three-year period for the amortization of the upfront fee.

The Fund paid $187,500 to Lender as an upfront fee in connection with this Credit Agreement. Such amount is shown as Prepaid commitment fees in the Consolidated Statement of Assets and Liabilities, and it is being amortized over a three-year period from the date of payment.

Response: The Registrant chose to amortize the upfront fee over the life of the credit facility. Therefore, a three-year amortization period was selected because the term of the credit facility is three years.

2.	Comment: The Staff notes the financial statements of the Fund’s wholly-owned subsidiary, PSOIX Funding I LLC, have been consolidated with those of the Fund in the Annual Report. The Staff further notes that Tait, Weller & Baker LLP’s Opinion on the Financial Statements does not refer to “consolidated” financial statements. Please confirm Tait, Weller & Baker LLP (1) audited the consolidated financial statements and (2) will refer to the consolidated financial statements in its opinion included in the Registrant’s future Form N-CSR filings.

Response: Tait, Weller & Baker LLP has confirmed (1) it audited the consolidated financial statements and (2) it will refer to the consolidated financial statements in its opinion included in the Registrant’s future Form N-CSR filings.

3.	Comment: With respect to the certification included in response to Item 13(a)(2) in the Annual Report, the Staff notes paragraph 4(d) of the certification refers to “the second fiscal quarter of the period covered by this report.” Per Item 13(a)(2), this certification should be for the full period covered by the report. Please file an amended Form N-CSR to address the requirements of Form N-CSR Item 13(a)(2). In addition, please ensure that the certification has been signed in accordance with Rule 30a-2 under the Investment Company Act of 1940, as amended.

Response: The Registrant will file an amended Form N-CSR to address the requirements of Form N-CSR Item 13(a)(2) and will ensure that the certification has been signed in accordance with Rule 30a-2 under the Investment Company Act of 1940, as amended.

4.	Comment: The Staff notes the response to Item 11(b) in the Annual Report refers to “the second fiscal quarter of the period covered by this report.” Per Item 11(b), this should refer to the full period covered by the report. Please confirm there have not been any changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Response: The Registrant confirms there were no such changes during the period covered by the report and will revise the response to Item 11(b) in the amended Form N-CSR filing accordingly.

***************

Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Scott Betz
Chris Menconi

2